

SEC 16021686)N

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SEC Mail Processing Section AUG 22 2016

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC File Number
8 - 69328

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/15 and ending 06/30/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Millington Investments, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
222 South Mill Street
(No. and Street)

Naperville (City) IL (State) 60540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Charles G. Millington (630)922-7900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 North Avondale Avenue, Suite 200
(No. and Street)

Chicago (City) Illinois (State) 60631 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Charles G. Millington**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Millington Investments, LLC, as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



OFFICIAL SEAL
CATHLEEN H WILLSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Jun 15, 2019

Charles G. Millington
Signature

CEO
Title

Cathleen H. Willson
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Millington Investments, LLC

We have audited the accompanying statement of financial condition of Millington Investments, LLC (the Company) as of June 30, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Millington Investments, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit..

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Millington Investments, LLC as of June 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
August 8, 2016

Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

MILLINGTON INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2016

ASSETS

Cash	$ 50,172
Due from related party	39,685
Commissions receivable	1,196
TOTAL ASSETS	$ 91,053

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ -0-
MEMBERS' CAPITAL	$ 91,053
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 91,053

The accompanying notes are an integral part of this financial statement.

MILLINGTON INVESTMENTS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2016

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization – Millington Investments, LLC (the "Company") was organized in the state of Illinois on July 30, 2013. The Company acts as an introducing broker/dealer in the purchase and sale of securities. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has agreements with third parties to act as a selling agent for variable annuities, 529 education funding plans and mutual funds formed pursuant to the Investment Company Act of 1940.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2016, the Company's net capital and required net capital were $50,172 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0%.

NOTE 3 - RELATED PARTY

The Company is owned by two individuals. The Company is related to Millington & Company, Inc., which is owned 100% by one of the Company's members. The Company is also related to Millington Financial Advisors, LLC, which is also owned by the Company's members.

As of June 30, 2016, Millington & Company, Inc. owes the Company $39,685.

NOTE 4 - INCOME TAXES

The Company is a partnership for income tax purpose. Therefore, all of the income and expense of the Company is reported on the members' personal income tax returns.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is not subject to examination by tax authorities for federal, state or local income taxes for periods before 2014, the year of inception.

NOTE 5 - CONCENTRATION OF REVENUE

One customer represented 82% of total commission revenue for the year ended June 30, 2016.

For the year ended June 30, 2016, the Company paid Millington & Company, Inc. $24,862 for compensation, $8,133 for occupancy and $1,678 for other operating expenses. These amounts are included on the Statement of Income.